Exhibit (a)(1)(J)

To: Eligible Participants in Monster Worldwide, Inc.'s Offer to Amend the Exercise Price of Certain Stock Options

From:      Monster Worldwide, Inc.

Subject:   Extension of the Expiration Date of the Offer to Amend

Date:      April 10, 2007

--------------------------------------------------------------------------------

We have decided to extend our offer to amend the exercise price of certain stock options (the "Offer") until 11:59 p.m. Eastern Time on April 17, 2007. Accordingly, the new Expiration Date of the Offer (as described in the Offer to Amend dated March 13, 2007) is April 17, 2007.

If you have already submitted a properly completed Letter of Transmittal in accordance with the terms of the Offer and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time. If you wish to withdraw your acceptance of the Offer, you may do so at any time before 11:59 p.m., Eastern Time, on April 17, 2007.

If you wish to amend your Eligible Options in accordance with the terms of the Offer and have not already responded by submitting a properly completed and signed Letter of Transmittal in accordance with the terms of the Offer, you must deliver the Letter of Transmittal before 11:59 p.m., Eastern Time, on April 17, 2007 via facsimile to The Altman Group, Inc., Attn.: Jason Vinick, at facsimile number (210) 460-0050.

In connection with the Offer, you previously received: (1) the Offer to Amend dated March 13, 2007; (2) the related Letter of Transmittal; (3) a Withdrawal Form; and (4) a document titled Frequently Asked Questions. If you wish to request additional copies of these documents, please contact Jason Vinick at The Altman Group, Inc. at (201) 806-2208.